UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16 of the Securities and Exchange Act of 1934

For the month of May 2013

JACADA LTD.
(Translation of registrant's name into English)

11 Shenkar Street
Herzliya, 46725 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X     Form 40-F  ___

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes  ____  No    X

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes  ____  No   X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ____  No   X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):  82- _N/A_

CONTENTS

This Report on Form 6-K of Jacada consists of the following documents, which are attached hereto and incorporated by reference herein:

Press Release, released publicly on May 8, 2013: Jacada Extends Agreement with Telefónica UK for Enterprise Solutions Delivery

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

JACADA LTD.

		By:	/s/ CAROLINE CRONIN
		Name:	Caroline Cronin
		Title:	Chief Financial Officer

Dated:	May 8, 2013
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Jacada Extends Agreement with Telefónica UK for Enterprise Solutions Delivery

Jacada’s unified desktop, agent scripting, and process optimization solutions continue to support Telefónica O2 UK customer service and sales initiatives

ATLANTA--(BUSINESS WIRE)--May 8, 2013--Jacada, Inc., a leading global provider of customer service technology designed to simplify the interaction between businesses and their customers, today announced that it has extended its relationship with Telefónica UK by signing a services agreement to continue provision of Jacada unified desktop, agent scripting, and process optimization solutions.

The partnership between the companies originally started in 2007 when Jacada streamlined and automated critical call processes within the UK Pay and Go division. In 2008, Telefónica UK signed an enterprise license agreement with Jacada allowing them to standardize the Jacada unified desktop solution throughout the company’s UK customer service operations. In 2011, Telefónica UK chose the Jacada Agent Scripting (JAS) Product Suite to enable its Gurus support team to deliver superior customer service.

“Our continued relationship with Telefónica UK is a strong indicator of both Telefónica’s commitment to providing unprecedented customer service and to Jacada’s dedication to providing the best and most innovative customer service technologies and solutions,” said Guy Yair, co-chief executive officer of Jacada. “The decision by Telefónica UK to continue our successful relationship is validation that Jacada’s solutions enable companies to provide better customer service, increase customer retention, and lower operating costs at the same time.”

Jacada Agent Scripting has significantly reduced the average handling time at Telefónica UK by presenting complex processes as simple and easy to follow guides. The simplicity of Jacada Agent Scripting has enabled Telefónica to create, update, and enhance agents scripts in order to improve their fix rates and reduce hand-offs to second tier support. Jacada’s automation and unified desktop solutions enable simplified call center processes, resulting in a better customer experience and higher customer retention.

About Jacada

Jacada solutions help organizations improve their customer experiences and reduce their operational costs. Jacada enables organizations to deliver advanced customer and agent interactions by implementing cutting‐edge mobile customer service and visual IVR solutions, agent desktops, and process optimization tools. Customers can benefit from an improved customer service experience at every touch point with the organization, whether at the call center, on the mobile, or at the retail store. Jacada projects often deploy in less than six months, and customers often realize a complete return on investment within 12 months of deployment. Founded in 1990, Jacada operates globally with offices in Atlanta, USA; London, England; Munich, Germany; and Herzliya, Israel. More information is available at www.Jacada.com.

CONTACT:
Jacada, Inc.
A. Lee Judge, 770-776-2326
Marketing Programs Manager
ljudge@jacada.com

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